Exhibit 8.1

List of significant subsidiaries and VIEs of the Registrant

Subsidiaries	Place of Incorporation
Sunlands Online Education HK Limited	Hong Kong
Cheerwins Technology Group	Cayman
Cheerwins Online Education HK Limited	Hong Kong
FireSky Investment HK Limited	Hong Kong
Wuhan Studyvip Online Education Co., Ltd.	PRC
Tianjin Alaman Education Technology Co., Ltd.	PRC
Wuhan Zhongtudao Technology Co., Ltd	PRC
Wuhan Zhidao Online Education Technology Co., Ltd	PRC

VIEs	Place of Incorporation
Beijing Yuanchilaxiang Education Technology Co., Ltd.	PRC
Tianjin Shangde Online Education Technology Co., Ltd.	PRC
Wuhan Jiayan Online Education Technology Co., Ltd.	PRC
Wuhan Xiaoyan Technology Co., Ltd.	PRC
Beijing Lingding Management Consulting Co., Ltd.	PRC

F-1